# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forge Global Holdings, Inc., CIK 0001827821
CUSIP: 34629L202
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4 EMBARCADERO CENTER, FLOOR 15, SAN FRANCISCO, California (CA), 94111
Date of event which requires filing of this statement: 07/01/2025
Amends the filing with accession number 0001193125-22-089990
Filed by CIK 0000949497
Persons authorized to receive notices and communications: Deutsche Boerse AG, Mergenthalerallee 61, Attn: Maximilian Weissenrieder, Eschborn, Germany (2M), 65760, (001) 49 69 2110

## Reporting persons
- DEUTSCHE BORSE AG (CIK 0000949497): type of reporting person: corporation (CO); citizenship or place of organization: I9; source of funds: other (OO); sole voting power 1,614,146; shared voting power 0; sole dispositive power 1,614,146; shared dispositive power 0; aggregate amount beneficially owned 1,614,146 (11.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Forge Global Holdings, Inc.
Address of issuer's principal executive offices: 4 EMBARCADERO CENTER, FLOOR 15, SAN FRANCISCO, California (CA), 94111
Comment:
Item 1 of the Original Schedule 13D (as defined below) is hereby amended and supplemented as follows:

This Amendment No. 1 to the Schedule 13D (the "Amendment No. 1") amends and supplements certain items of the Schedule 13D related to the Common Stock of the Issuer, originally filed by the Reporting Person with the U.S. Securities and Exchange Commission (the "SEC") on March 30, 2022 (the "Original Schedule 13D"). All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as otherwise provided herein, each item of the Original Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule D is hereby amended and supplemented as follows:

Reverse Stock Split

On April 14, 2025, the Issuer completed a reverse stock split (the "Reverse Stock Split") of the Common Stock at a ratio of 1-for-15. Following the Reverse Stock Split, the new number of shares of Common Stock beneficially owned by the Reporting Person became 1,617,499, which is the sum of: (i) 1,614,146 shares of Common Stock owned by Reporting Person, and (ii) warrants to purchase 3,353 shares of Common Stock.

The Reverse Stock Split also resulted in the creation of a new CUSIP for the Common Stock, 34629L202.

Warrants Expiration

On May 26, 2025, the Reporting Person's holding of warrants to purchase 3,353 shares of Common Stock expired unexercised.

Accuidity Acquisition

As reported on July 2, 2025 by the Issuer on a Current Report on Form 8-K, on July 1, 2025, the Issuer completed the acquisition (the "Accuidity Acquisition") of Accuidity, LLC, a Delaware limited liability company. The Accuidity Acquisition resulted in the issuance of an additional 1,200,000 shares of Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2025 filed with the SEC on August 8, 2025. This resulted in a dilution of the Reporting Person's holding of the Common Stock, as reflected in the amended Item 5(a).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

Amount beneficially owned: 1,614,146

Percent of Class: 11.9%

The share amount reported herein consists of 1,614,146 shares of Common Stock.

The above percentage is based on 13,601,362 shares of Common Stock outstanding on August 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2025 filed with the SEC on August 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Number of shares the Reporting Person has:

Sole power to vote or direct the vote: 1,614,146

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 1,614,146

Shared power to dispose or direct the disposition of: 0

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 of the Original Schedule D is hereby amended and supplemented by appending new Exhibit 2 (Certified English translation of Deutsche Boerse AG Commercial Register Extract, evidencing general authority for the signatories to sign on behalf of the Reporting Person).

## Signatures
- DEUTSCHE BORSE AG: Maximilian Weissenrieder, Managing Director (08/12/2025)
- DEUTSCHE BORSE AG: Markus Hablizel, Director (08/12/2025)